HAYSEED LLC

FINANCIAL STATEMENTS

FOR THE PERIOD: NOVEMBER 17, 2020 – DECEMBER 31, 2020

Irwin Kaufman
Certified Public Accountant

HAYSEED LLC

DECEMBER 31, 2020

TABLE OF CONTENTS

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Irwin Kaufman
Certified Public Accountant
1203 Avenue J   Suite 3B
Brooklyn, New York 11230
(718) 376-3456

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: LLC Member
Hayseed LLC

We have reviewed the accompanying financial statements of Hayseed LLC which comprises the balance sheet as of December 31, 2020, the related income statement, statement of LLC member's equity, and statement of cash flows, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the result of our procedures provides a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

April 7, 2021
Brooklyn, New York

Irwin Kaufman, CPA

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HAYSEED LLC
BALANCE SHEET
AS OF DECEMBER 31, 2020

ASSETS

Organizational Costs	$1,695
TOTAL ASSETS	**$1,695**

LIABILITIES & EQUITY

Due to Managing Member	$1,695
TOTAL LIABILITIES:	**$1,695**

LLC MEMBER'S EQUITY

Equity	$ 0
Total Equity:	**$ 0**
TOTAL LIABILITIES & EQUITY	**$1,695**

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.


HAYSEED LLC
INCOME STATEMENT
FOR THE PERIOD: NOVEMBER 17, 2020 - DECEMBER 31, 2020


REVENUES:

  None $0

EXPENSES:

  None   <u>$0</u>

NET INCOME: **$0**


See independent accountant's review report. The accompanying notes are an integral part of these financial statements.


HAYSEED LLC
STATEMENT OF LLC MEMBER'S EQUITY
FOR THE PERIOD: NOVEMBER 17, 2020 - DECEMBER 31, 2020

This statement does not apply to this entity.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

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HAYSEED LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD: NOVEMBER 17, 2020 - DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$0
Adjustments to Reconcile Change in Net Income to Net Cash Provided By Operating Activities:	
Organizational Costs	($1,695)
Net Cash Utilized In Operating Activities	($1,695)
CASH FLOWS FROM INVESTING ACTIVITIES:	
None	
Net Cash Provided By Investing Activities	$0
CASH FLOWS FROM FINANCING ACTIVITIES:	
Due to Managing Member	$1,695
Net Cash Provided By Investing Activities	$1,695
Net Increase in Cash and Cash Equivalents	$0
Cash & Cash Equivalents – November 17, 2020	$0
Cash & Cash Equivalents – December 31, 2020	**$0**

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

HAYSEED LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD ENDED: NOVEMBER 17, 2020 - DECEMBER 31, 2020

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF ACTIVITIES

The motion picture currently titled "Hayseed" will be a wholly-owned subsidiary of Hayseed, LLC. Hayseed intends to fund the film's production budget through amounts raised under promissory notes that Hayseed is to be paid back from a share of the business's revenues in the form of an offering under Regulation Crowdfunding and Regulation D under the Securities Act of 1933, as amended. After paying a percentage to the WeFunder crowdfunding platform, Hayseed, LLC will loan the rest of what is raised to the motion picture production currently titled "Hayseed." Hayseed, LLC will distribute net revenue payments collected from the motion picture's gross receipts, pro-rata, back to the noteholders up to one-hundred-twenty (120%) percent of the note amount. Hereafter, all monies generated from the motion picture's gross receipts will be split 50/50 into two pools of money, i.e., the investor's pool (noteholders proportionate share of equity) and the producers' pool (directors, actors, producers, etc.) in perpetuity from all markets, territories, and all ancillary.

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with generally accepted accounting principles.

ESTIMATES

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

SIGNIFICANT RISKS AND UNCERTAINTIES

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company currently has no developed products for commercialization, and there can be no assurance that the Company's production will be successfully commercialized. Producing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

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